

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2018

Myron Holubiak
President and Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, NJ 07016

     Re: Citius Pharmaceuticals, Inc.
          Registration Statement on Form S-1
          Filed July 27, 2018
          File No. 333-226395

Dear Mr. Holubiak:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Christine Westbrook at 202-551-5019 with any questions.

                            Division of Corporation Finance
                            Office of Healthcare & Insurance

cc: Alexander M. Donaldson, Esq.